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Exhibit 21

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of December 31, 2008, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Jurisdiction of Organization
SureWest Telephone	California
SureWest Broadband	California
SureWest Long Distance	California
SureWest Internet	California
SureWest Custom Data Services	California
SureWest TeleVideo	California
SureWest TeleVideo of Roseville	California
Everest Broadband, Inc.	Delaware
Everest Connections Holding, Inc.	Delaware
Everest Connections, LLC	Delaware
Everest Holdings I, LLC	Delaware
Everest Midwest, LLC	Delaware
Everest I Leasing & Financing, LLC	Delaware
Everest Midwest Properties, LLC	Delaware

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  Exhibit 21
SUBSIDIARIES OF THE COMPANY